Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and notes relating thereto that are included elsewhere in this report. Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described under section “Risk Analysis” and the risk factors described in our Annual Information Form for the year ended December 31, 2004 under the heading “Risk Factors”. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other known or unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or affects on, us. Unless otherwise required by applicable securities law, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In our MD&A we use certain terms, which are specific to the oil and gas industry, including “net return” and “cash flow”. These are non-GAAP terms defined within our MD&A.

Except as otherwise required by the context, reference in this MD&A to “our”, “we” or “us” refer to the combined business of PetroKazakhstan Inc. and all of its subsidiaries and joint ventures.

Additional information filed with Canadian securities commissions and the United States Securities and Exchange Commission, including our quarterly and annual reports and our Annual Information Form (AIF/40-F), are available on line at www.sedar.com and www.sec.gov.

All numbers are in U.S. Dollars unless otherwise indicated.

HIGHLIGHTS

	Three months ended March 31
	2005	2004	2005 vs 2004
Net income ($000’s)	165,639	87,485	78,154
Cash flow ($000’s)[1]	186,384	110,829	75,555
Basic net income per share	2.18	1.11	1.07
Basic cash flow per share	2.46	1.41	1.05
Production, bopd[2]	149,732	142,919	6,813
Capital expenditures	30,567	39,125	(8,558)
Cash dividends declared	12,191	-	12,191
Common shares outstanding	75,728,337	79,865,009	(4,136,672)

1 Cash flow: We evaluate our operations based upon our net income and cash flow. Cash flow is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this to be a key measure as we use this measure to evaluate our ability to generate cash to fund our growth through capital expenditures and our ability to repay debt. The comparable GAAP measure is cash flow from operating activities. The following table reconciles our non-GAAP measure cash flow to the comparable GAAP measure “Cash flow from operating activities”. Cash flow does not have any standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

	Three months ended March 31
	2005	2004
	($’000s)	($’000s)
Cash flow	186,384	110,829
Changes in non-cash operating working capital items	(13,025)	(15,709)
Cash flow from operating activities	173,359	95,120

2 We report production before royalties as we measure our Upstream operations on this basis, which is consistent with industry practice in Canada.

NET INCOME VARIANCES

$ millions
Net income for the three months ended March 31, 2004	87
Increase in the price of crude oil	77
Increase in net return at Kumkol for refined products	51
Hedging	(23)
Increase in differential	(16)
Increase in excess profit tax	(12)
Decrease in crude oil export sales volumes	(10)
Other variances	12
Net income for the three months ended March 31, 2005	166

Higher prices for crude oil and refined products were the major reasons for our 89.3% increase in net income in the first quarter of 2005 compared to the same quarter in 2004. These gains were partially offset by the foregone revenue from our hedging program, our increased differential and lower export sales volumes. In addition, due to increased taxable income in our Turgai joint venture excess profit tax increased by $12.0 million in the first quarter of 2005 compared to the same period in 2004.

KEY PERFORMANCE INDICATORS

We measure the performance of our Upstream and Downstream operations using the following key performance indicators.

	Three months ended March 31
	2005	2004
Production, bopd	149,732	142,919
Differential ($/bbl)	15.93	12.71
Production expense ($/bbl)	1.66	1.73
Refining cost ($/bbl)	0.63	0.58
General and administrative ($/bbl)	1.29	1.00
Effective income tax rate, %	37.5%	33.4%
Crude oil inventory and in transit (MMbbls)	4.49	2.71
Refined products inventory and in transit (MM Tonnes)	0.28	0.36

Production. See Volumetrics, Upstream for a discussion of our production.

Differentials. The graph on the next page shows the evolution of our differential.

* Our differential is calculated as the difference between the average Brent price for crude oil export sales received by PKKR and Turgai and our net return at Kumkol. Differential is a non-GAAP measure that is the sum of the costs and discounts incurred in order to transport and sell our crude oil to international markets. The sales revenue used in this measure differs from sales revenue in the statement of net income and the net return table for the following reason:

•
The differential does not include Kazgermunai sales, over which we have limited control. Kazgermunai sales are excluded because the differential is used to measure the performance of our internal marketing group and transportation group.

•
The differential is calculated using finalized sales transactions. Our financial statements include estimates regarding shipments in transit at the end of the quarter, that may differ slightly from the final transactions.

The term "Differential" does not have a standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures prescribed by other companies.

Turgai crude shipped via CPC traded at a discount from Brent of $5.24/bbl at Novorossisk during the fourth quarter of 2004, which affected our completed sales transactions used in our differential calculation. The differential for CPC versus Brent has recovered somewhat and is now at $3.90/bbl.

The Kumkol - Atasu pipeline (used for shipments to China) froze during the first quarter of 2005, which led us to switch our focus to our Aktau - Batumi route.

On our Aktau - Batumi route, we moved our sales point to Batumi and westwards, which contributed positively to our average differential.

The discount for Iranian Light crude compared to Brent, obtained through our Iranian swap, had a negative impact on our overall differential for the first quarter of 2005.
Our differential increased for the first quarter of 2005 for a number of reasons.

Continued high sea freight costs during the first quarter of 2005 also accounted for the increase in our average differential.

Outlook. Expectations going forward are that the differential will be between $12.50/bbl and $13.50/bbl for the second and third quarters of 2005. The seasonal factors discussed above will likely increase our fourth quarter differential in 2005, though it is difficult to predict by how much and we will take all possible steps to mitigate these factors.

Refining costs. Refining costs per barrel were higher in the first quarter of 2005 due to lower processed volumes and minor repair and maintenance works carried out at the refinery during this period. Refining costs did not change significantly on an absolute basis.

General and administrative expenses. General and administrative expenses increased in the first quarter of 2005 due to management services charged to our joint ventures and additional stock-based compensation expenses. There were no similar expenses in the first quarter of 2004.

Effective income tax rate. Our effective income tax rate increased from 33.4% to 37.5% mainly due to increased excess profit tax payable by our Turgai joint venture.

Crude oil and refined products inventory and in transit. Crude oil inventory and in transit increased significantly at the end of the first quarter of 2005 compared to the same period in 2004, this increase represents estimated deferred net income of $21.0 million.

VOLUMETRICS

UPSTREAM

PRODUCTION

The following table sets forth our barrels of oil produced per day by field.

	Three months ended March 31
Field	2005	2004
	(BOPD)	(BOPD)
Kumkol South	36,139	42,241
Kumkol North	37,326	33,428
South Kumkol	24,545	25,816
Kyzylkiya	8,610	9,425
Aryskum	17,470	8,793
Maibulak	1,580	2,064
North Nurali	103	121
License #952	127	48
Kazgermunai Fields	23,832	20,983
Total	149,732	142,919

During the first quarter of 2005 we had a temporary reduction of production at our Kumkol South field as a result of significant remedial work designed to improve field performance, including deepening wells and increasing tubing sizes in our water injection wells. We were also constrained due to our capacity to handle produced water. We are currently addressing this issue.

Drilling operations in 2004 were the primary reason for our production growth in our Kumkol North field.

The substantial increase in production at our Aryskum field was due to our ongoing drilling program. As at the end of the first quarter of 2005 we had 34 producing wells in this field compared to 16 wells at the end of the first quarter of 2004.

CRUDE OIL VOLUMETRICS

The following table sets forth the movements in inventory for our Upstream operations for the three months ended March 31.

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Opening inventory of crude oil	3.95	2.87
Production	13.48	13.01
Crude oil purchased from third parties	-	1.09
Crude oil purchased from joint ventures (50%)	-	0.32
Sales or transfers	(13.37)	(14.68)
Field and transportation losses	(0.03)	(0.05)
Closing inventory of crude oil	4.03	2.56

The following table sets out our total crude oil sales and transfers from Upstream operations for the three months ended March 31.

	2005	2005	2004	2004
	(MMbbls)%		(MMbbls)%
Crude oil exports	7.09	53.0	7.85	53.5
Crude oil transferred to Downstream	3.68	27.5	4.15	28.2
Crude oil transferred to Downstream by joint ventures (50%)	1.56	11.7	1.51	10.3
Crude oil tolled by joint ventures (50%)	0.08	0.6	-	-
Royalty payments	0.96	7.2	1.17	8.0
Total crude oil sales or transfers	13.37	100.0	14.68	100.0

DOWNSTREAM

REFINING

Our total processed volumes were as follows:

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Feedstock refined into product	6.71	7.08
Tolled volumes	0.36	0.02
Total processed volumes*	7.07	7.10

*The total processed volumes are used for our per barrel calculations.

Sources of feedstock supplies for our refinery were as follows:

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Acquired from PKKR	3.68	4.15
Purchased from joint ventures (100%)	3.12	3.03
Tolled by joint ventures (50%)*	0.08	-
Purchased from third parties	0.24	-
Total feedstock acquired	7.12	7.18

*50% of volumes tolled by our joint ventures are attributable to our joint venture partners and are not included in our inventory movements and ending inventory.

FEEDSTOCK AND REFINED PRODUCTS VOLUMETRICS

The movements in our feedstock inventory at our refinery were as follows:

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Opening inventory of crude oil feedstock	0.03	0.03
Purchase and acquisition of feedstock	7.12	7.18
Recoverable feedstock from traps*	0.02	0.02
Feedstock refined into product	(6.71)	(7.08)
Closing inventory of feedstock	0.46	0.15

* This represents trapped oil processed, net of trapped oil recovered.

The movement in inventory of refined products was as follows:

	Three months ended March 31
	2005	2004
	(MM Tonnes)*	(MM Tonnes)*
Opening inventory of refined product	0.21	0.26
Refined product from feedstock**	0.81	0.85
Refined product purchased	-	0.03
Refined product sold	(0.74)	(0.78)
Closing inventory of refined product	0.28	0.36

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used by us for crude oil is 7.746 barrels to the tonne.

** Refined products from feedstock are presented as actual output from refined volumes of crude oil.

RESULTS OF OPERATIONS

NET RETURN PER BARREL

Set forth below are the details of the average net return achieved for crude oil export sales and sales derived from the refining of our own crude. Net return per barrel is a non-GAAP measure that shows averages across all types of sales contracts and illustrates the relationship between exports of crude oil versus refining our own crude oil and marketing refined crude oil products. Net return per barrel does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31, 2005
	Crude Oil	Own Crude Oil
	Exports	Refined and Sold**
	($/bbl)	($/bbl)
Net realized price	36.52*	38.24
Transportation costs	(8.59)	(6.75)
Selling costs	(0.32)	(0.50)
Crude utilized in refining***	-	(2.11)
Refining cost	-	(0.63)
Royalties and taxes - downstream	-	(1.23)
General and administrative costs - downstream	-	(0.54)
Net return at Kumkol****	27.61	26.48
Production cost	(1.66)	(1.66)
Royalties and taxes - upstream	(1.20)	(1.20)
General and administrative costs - upstream	(0.75)	(0.75)
Net return per barrel	24.00	22.87

	Three months ended March 31, 2004
	Crude Oil	Own Crude Oil
	Exports	Refined and Sold**
	($/bbl)	($/bbl)
Net realized price	24.24*	19.21
Transportation costs	(7.81)	(1.52)
Selling costs	(0.27)	(0.47)
Crude utilized in refining***	-	(1.25)
Refining cost	-	(0.58)
Royalties and taxes - downstream	-	(1.31)
General and administrative costs - downstream	-	(0.44)
Net return at Kumkol****	16.16	13.64
Production cost	(1.73)	(1.73)
Royalties and taxes - upstream	(1.08)	(1.08)
General and administrative costs - upstream	(0.56)	(0.56)
Net return per barrel	12.79	10.27

* Net realized price for crude oil exports is shown net of hedging expenses ($5.40/bbl in the first quarter of 2005 compared to $0.64/bbl in the first quarter of 2004).

** Net realized price shown in these tables does not include the price received for purchased refined products re-sold.

*** Crude utilized in refining is our fuel consumption and yield loss percentage from refining our crude oil applied to the overall sales price received for our products.

**** Average Brent or a similar index for each respective period does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes and the terms of the sales. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Brent or similar index to our net return at Kumkol cannot be used to determine our differential.

Net return for crude oil exports increased by $11.21/bbl in the first quarter of 2005 as compared to the same quarter of 2004 primarily due to:

•
A significant increase in the prices of crude oil, with average Brent in the first quarter of 2005 of $47.62/bbl compared to $32.03/bbl in the first quarter of 2004. This was offset in part by foregone revenue due to our hedging program, which had a negative impact of $5.40 per barrel in 2005 compared to $0.64/bbl in 2004. See Note 12 to our interim consolidated financial statements.

Net return for own crude oil refined and sold increased by $12.60/bbl in the first quarter of 2005 primarily due to:

•
Substantial export sales on non-FCA terms in the first quarter of 2005. The increase in our sales price for these volumes was partially offset by a corresponding increase in transportation costs of $5.23/bbl.

•
Higher sales prices and an improved yield, whereby more higher value products were produced. The sale of VGO, a high value product, accounted for 18% of total sales volumes in the first quarter of 2005.

REVENUE

As at December 31, 2004, approximately 1.8 mmbbls of crude oil were in transit and hence, included in inventory. The net income realized on the sale of these volumes in the first quarter of 2005 was $34.4 million, as compared to $26.0 million of net income estimated at December 31, 2004. Net income was higher than expected because the sales of these volumes were realized when market prices were significantly higher than our mark to market Brent estimate as at December 31, 2004. As at March 31, 2005, approximately 1.9 mmbbls were in transit and included in inventory. We expect to realize sales for these volumes in the second quarter of 2005 leading to net income of $43.6 million.

As of March 31, 2005, our total company wide crude oil and refined products inventories (including in the field, at the refinery, in various storage locations and in transit) were 6.66 mmbbls. These inventories are recorded at cost until sold and delivered. The realization of these inventories at current market prices (using prices net of transportation costs at the end of the first quarter of 2005) would result in additional net income estimated to be $111.0 million.

	Three months ended March 31
	2005	2004	2005 vs 2004
	($000’s)	($000’s)	($000’s)%
Crude oil	280,410	207,478	72,932	35.2
Refined products	218,342	115,947	102,395	88.3
Service fees	2,553	1,380	1,173	85.0
Interest income	1,179	443	736	166.1
Total revenue	502,484	325,248	177,236	54.5

The table below sets out the crude oil revenue, volumes sold and net realized prices:

		Realized		Transportation
	Quantity	price net of	Revenue	costs to point	Revenue at
	sold	transportation	at field gate	of sale	point of sale
2005	(MMbbls)	costs ($/bbl)	($000’s)	($000’s)	($000’s)
Crude sales sold non-FCA	5.24	26.28	137,713	51,403	189,116
Kazgermunai export sales	1.85	32.37	59,892	9,868	69,760
Royalty payments	0.96	22.43	21,534	-	21,534
Total	8.05	27.22	219,139	61,271	280,410

		Realized	Revenue	Transportation
	Quantity	price net of	at field	costs to point	Revenue at
	sold	transportation	gate	of sale	point of sale
2004	(MMbbls)	costs ($/bbl)	($000’s)	($000’s)	($000’s)
Crude sales sold non-FCA	6.26	17.05	106,719	52,275	158,994
Kazgermunai export sales	1.59	14.77	23,479	7,861	31,340
Royalty payments	1.17	14.65	17,144	-	17,144
Total	9.02	16.34	147,342	60,136	207,478

Our net realized prices are dependent on the world price for crude oil, the export route used and the point of sale or terms of sales, all of which may vary significantly from period to period. Our differential from Brent is our key performance indicator.

•
Our increase of $72.9 million in crude oil sales for the first quarter of 2005 compared to the same quarter of 2004 was due to the increased market price for crude oil (average Brent for the first quarter of 2005 increased by $15.59/bbl).

•	The positive effect of the increase in market prices was partially offset by the increase in foregone revenue of $32.9 million from our hedging program.

•	Royalty payment volumes are physical deliveries made quarterly in arrears for all fields with the exception of our Kumkol North and Kazgermunai fields.

REFINED PRODUCTS

The tables below set forth the related tonnes of refined products sold, the average prices obtained and revenues received for the first quarter 2005 and 2004.

		Average price at	Transportation	Revenue at point
	Tonnes	refinery gate	costs to point	of sale
	sold	($/tonne)	of sale	($000’s)
2005	737,047	245.94	37,076	218,342
2004	776,222	144.96	3,426	115,947

Refined product revenues of $218.3 million in the first quarter of 2005 showed an increase of $102.4 million as compared to the first quarter of 2004. The main contributing factors were as follows:

•
Strong world crude oil prices during the period, which resulted in higher average product prices in Kazakhstan and neighboring countries. Total product revenues increased due to the movement from FCA to non-FCA export terms. A portion of the non-FCA sales price includes the recovery of transportation costs to the delivery point.

•
Revenues in the first quarter of 2005 included the sale of our high-value product VGO, a product not sold in the first quarter of 2004. The commissioning of the Vacuum Distillation Unit at our Shymkent refinery in early 2004 allowed us to further refine Mazut, a low-grade product, into VGO, which realizes a considerably higher price on the export market.

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in our Upstream operations. Based on the number of barrels of oil produced, these costs were as follows:

	Three months ended March 31
	Production	Per barrel of oil
	expenses	produced
	($000’s)	($/bbl)
2005	22,396	1.66
2004	22,464	1.73

The lower expenses per barrel are due to the higher production volumes in 2005.

ROYALTIES AND TAXES

The following table sets forth the components of royalties and taxes.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Royalties and production bonus	16,216	11,486
ARNM assessment	-	3,600
Other taxes	8,623	7,288
Royalties and taxes	24,839	22,374

Royalties and production bonus for the three months ended March 31, 2005 were $16.2 million, which represented an effective overall royalty rate of 5.4% excluding production bonuses of $0.1 million for our Kumkol North field. Royalties and production bonus for three months 2004 were $11.5 million, which represented an effective overall royalty rate of 5.5% excluding production bonuses of $0.2 million for Kumkol North. Royalties increased due to the increase in crude oil prices.

In the first quarters of 2005 and 2004 production bonus expenses related only to our Kumkol North field. In March 2005 the cumulative production at this field reached 15,000,000 tonnes (116.2 million barrels) and we are bound to pay a further $1.0 million of the production bonus (our 50% share) in April 2005. We do not have any further liabilities for production bonuses on any of our producing fields.

Provision for ARNM assessment

As described in Note 18 to our consolidated annual financial statements in our 2004 Annual Report, the Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”) alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. In April 2004 following the Supreme Court decision we paid $3.6 million to satisfy the assessment. This amount was accrued in the first quarter of 2004.

Other taxes

Other taxes of $8.6 million in the first quarter of 2005 ($7.3 million in the first quarter of 2004) included:

•	excise tax on refined products ($6.0 million in 2005 compared to $5.0 million in 2004);

•	non-recoverable value added tax on crude oil ($1.6 million in 2005 compared to $1.1 million in 2004); and

•	various taxes, including property taxes, road fund and other ($1.0 million in 2005 compared to $1.2 million in the first quarter of 2004).

TRANSPORTATION

The table below sets out the components of transportation costs.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Pipeline	5,002	8,816
Kazgermunai transportation	9,868	7,861
Crude oil export	48,419	47,527
Refined products transportation	37,076	3,426
Other	841	986
Total	101,206	68,616

Pipeline

Pipeline costs decreased by $3.8 million during the first quarter of 2005 compared to the first quarter 2004 primarily due to increased export volumes through the KAM pipeline at lower cost as compared to the use of the Kumkol - Shymkent pipeline.

REFINED PRODUCTS TRANSPORTATION

Transportation expenses for refined products increased by $33.7 million in the first quarter of 2005 due to increased export volumes on a non-FCA basis during the period. There were no non-FCA sales of products in the first quarter of 2004.

REFINING

	Three months ended March 31
	Production	Per barrel of oil
	expenses	produced
	($000’s)	($/bbl)
2005	4,447	0.63
2004	4,088	0.58

The increase in refining costs is attributable to equipment repairs performed during the first quarter of 2005.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the expensed portion of crude oil purchased for the refinery from third parties, as well as refined products purchased for resale. Purchases and sales between our Upstream and Downstream business units are eliminated on consolidation.

Our purchases of crude oil and refined products were as follows:

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Crude oil	28,212	29,893
Refined products	-	2,912
Total	28,212	32,805

SELLING

Selling expenses for crude oil are comprised of marketing overheads allocated to our Upstream operations and fixed marketing charges relating to crude oil export. Selling expenses for refined products are comprised of the costs of operating the regional distribution centres and other administrative costs related to our Downstream operations.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Crude oil	2,286	2,118
Refined products	2,846	3,330
Total	5,132	5,448

GENERAL AND ADMINISTRATIVE

The table below analyzes total general and administrative costs for Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

	Three months ended March 31, 2005
		Per barrel of oil
	General and	produced
	Administrative	or processed*
	($000’s)	($/bbl)
Upstream	10,047	0.75
Downstream	3,796	0.54
Corporate	2,596
Total	16,439

* Including tollers’ volumes

	Three months ended March 31, 2004
		Per barrel of oil
	General and	produced
	Administrative	or processed*
	($000’s)	($/bbl)
Upstream	7,343	0.56
Downstream	3,164	0.44
Corporate	2,536
Total	13,043

* Including tollers’ volumes

Upstream general and administrative expenses increased due to $1.0 million of management services charged to our joint ventures and $1.0 million of additional stock-based compensation expense.

INTEREST AND FINANCING

The following table sets forth our interest and financing costs and any related amortization of debt issue costs or discounts upon issuance of the debt instrument.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
9.625% Notes	3,504	4,027
Commitment fees and amortization of deferred charges on $100 million committed credit facility	348	-
Kazgermunai debt	197	410
Term loans	134	128
Short-term debt	38	221
Term facility	-	1,553
PKOP bonds	-	469
Less portion capitalized	-	(13)
Total	4,221	6,795

We did not have interest expense on our term facility in the first quarter of 2005, as it was fully repaid in September 2004.

The PKOP bonds were fully redeemed on February 26, 2004.

DEPRECIATION, DEPLETION AND ACCRETION

	Depreciation,	Depreciation and
	Depletion and	Depletion
2005	Accretion ($000’s)	($/bbl*)
Upstream	25,244	1.87
Downstream	3,157	0.45
Corporate	77
Total	28,478

* Downstream includes tollers’ volumes

	Depreciation,	Depreciation and
	Depletion and	Depletion
2004	Accretion ($000’s)	($/bbl*)
Upstream	16,761	1.29
Downstream	4,869	0.68
Corporate	311
Total	21,941

* Downstream includes tollers’ volumes

The increase in Upstream depreciation and depletion expense of $8.5 million was mainly due to the increase in our depletable assets and future development costs. Our Upstream depletion expense for the first quarter of 2005 includes accretion expense relating to our asset retirement obligations of $0.8 million ($0.6 million in the first quarter of 2004).

Downstream depreciation expense decreased by $1.7 million in the first quarter of 2005 compared to the same quarter in 2004 due to certain downstream assets that became fully depreciated in 2004.

INCOME TAXES

	Three months ended March 31
	2005	2004
Upstream	88,418	26,030
Downstream	10,930	16,627
Corporate	187	1,568
Total	99,535	44,225

Income taxes increased by $55.3 million in the first quarter of 2005 compared to the first quarter of 2004 mainly due to the following:

•	$40.0 million was due to an increase in income before taxes.

•	Excess profit tax in Turgai increased by $12.4 million in the first quarter of 2005 compared to the same quarter in 2004. See Note 10 to our interim consolidated financial statements.

CAPITAL EXPENDITURES AND COMMITMENTS

The table below sets forth a breakdown of our capital expenditures in the first quarter of 2005 and 2004.

	Three months ended March 31
	2005	2004
Upstream
Development wells	17,651	6,390
Facilities and equipment	2,188	23,566
Exploration	942	5,642
Downstream
Refinery HS&E	146	542
Refinery sustaining	492	1,185
Refinery return projects	-	1,337
Marketing & other	8,613	181
Corporate	535	282
Total capital expenditure	30,567	39,125
Less accrued amounts	(8,239)	(4,089)
Total cash capital expenditure	22,328	35,036

We have an active drilling program at our Aryskum and Kyzylkiya fields, which was the main reason for the substantial increase in development expenditures in the first quarter of 2005. Total costs incurred for our KAM fields development program were $11.8 million in the current period compared to $4.5 million in the first quarter of 2004.

Upstream facilities and equipment in the first quarter of 2004 included $10.4 million relating to the purchase of railcars and $8.0 million relating to the completion of our KAM pipeline and Gas utilization plant.

Marketing expenditures in Downstream in the first quarter of 2005 include the purchase of 100 LPG railcars for $5.5 million.

LIQUIDITY

The levels of cash, current assets and current liabilities as at March 31, 2005 and December 31, 2004 are set out below.

	As at	As at
	March 31, 2005	December 31, 2004
	($000’s)	($000’s)
Cash*	294,881	199,105
Cash flow	186,384	560,491
Working capital**	229,349	215,681
Net debt***	(119,846)	(48,702)
Ratio of cash flow to net debt	-	-
Ratio of cash flow to fixed charges****	44.1	20.9
Ratio of earnings to fixed charges*****	63.8	30.9

* Cash does not include restricted cash

* Working capital is net of cash and short-term debt

** Net debt includes short-term and long-term debt less cash

*** Fixed charges include interest expense and preferred dividends before tax

**** Earnings is income before income taxes plus fixed charges

Restricted cash as at March 31, 2005 includes $89.4 million of cash dedicated to a margin account for our hedging program ($39.0 million as at December 31, 2004). The restricted cash balance related to our hedging program increased by $50.0 million compared to December 31, 2004 due to the change in the market value of our hedging contracts. Cash dedicated to our hedging margin account fluctuates on a weekly basis with fluctuations in the future Brent price for crude oil. As the year progresses we will settle our hedges, and the cash dedicated to our hedging margin account will likely reduce and is expected to be nil by December 31, 2005.

To accelerate receipt of cash from our export sales, on March 24, 2005 we factored a receivable of $24.6 million to a financial institution at a competitive financing rate. The sale was subject to a right of limited recourse in the event of false assertions by us and in the event of force-majeure. The amount received was recorded as short-term debt as at March 31, 2005.

We have $101.8 million in future income tax assets, the recoverability of which is dependent on generating sufficient taxable income in our operating subsidiaries to realize our future income tax assets. Seventy percent of our future income tax assets are current and, accordingly, we expect to realize them within the next year.

As at March 31, 2005 our working capital totaled $229.3 million, representing an increase of $13.7 million from December 31, 2004. Our income tax payable increased by $39.2 million due to additional excess profit tax payable by Turgai and current income tax due to higher taxable income. Our inventory increased by $12.5 million, mainly because of crude oil purchased from third parties at market prices at the end of the first quarter.

Our 9.625% Notes have a credit rating of B+ from Standard and Poors and Ba3 from Moody’s. We are in compliance with our debt covenants as of March 31, 2005.

We also have available working capital facilities of $229.3 million. We believe we have sufficient funding and liquidity to meet our needs in 2005 through our cash flow and available credit facilities.